Continental

Press Release

Continental AG Confirms Outlook: Sales and Earnings 2006 Will Be Up On Previous Year

Automotive supplier reports strong sales gains – Double-digit increase in adjusted EBIT despite massive pressure from raw material prices – One-time effects impact quarterly result

Hanover, November 1, 2006. Continental AG, Hanover, confirms its outlook for 2006 as a whole after three quarters: "We have done well in a tough environment, and as announced, our sales and EBIT will exceed the record levels of 2005," emphasized Executive Board chairman Manfred Wennemer on Wednesday in Hanover. At the interim report presentation, he stressed that the international automotive supplier had raised its adjusted EBIT by 10.1% to EUR 1,183.2 million after nine months compared with the same period of 2005. "In our industry, it does not really make much sense to look at the quarterly figures. Nevertheless, the third quarter 2006 again shows that, with an adjusted EBIT of EUR 410.3 million, we are nearly on par with the adjusted figures for the same period of 2005. In view of the costs for raw materials, which reached a temporary peak this quarter, and the production cutbacks of key customers in the U.S.A., we feel this is remarkable, since a year ago we achieved our best ever quarterly result."

Consolidated sales for the first nine months of 2006 rose by 6.9% compared with the same period of the previous year to EUR 10,945.3 million (previous year: EUR 10,240.9 million).

	Sales		**EBIT ( ) = Return on sales**	
	Jan.-Sept. 2006	**Jan.-Sept. 2005**	**Jan.-Sept. 2006**	**Jan.-Sept. 2005**
Continental Corp.	10,945.3	10,240.9	1,116.1 (10.2%)	1,136.0 (11.1%)
Automotive Systems	4,401.3	3,919.5	474.3 (10.8%)	445.1 (11.4%)
Passenger and Light Truck Tires	3,392.8	3,215.6	325.0 (9.6%)	480.8 (15.0%)
Commercial Vehicle Tires	1,087.5	1,008.8	86.6 (8.0%)	113.7 (11.3%)
ContiTech	2,163.7	2,178.9	248.4 (11.5%)	122.1 (5.6%)

.../2

Roulunds contributed EUR 29.8 million to sales (starting May 2006), and Motorola's automotive electronics business EUR 262.1 million (starting July 2006). This was partly offset by the loss of sales following the disposal of the Sealing Systems and Stankiewicz units, and the North American off-the-road (OTR) tire operations. Before changes in the scope of consolidation and exchange rate effects, consolidated sales increased by 5.6%.

Earnings before interest and taxes **(EBIT)** fell by 1.8% to EUR 1,116.1 million (previous year: EUR 1,136.0 million), and the return on sales to 10.2% (previous year: 11.1%). Roulunds contributed EUR 1.9 million to EBIT and Motorola's automotive electronics business EUR 2.6 million. Before changes in the scope of consolidation and one-time effects, EBIT rose by EUR 108.9 million or 10.1%. Excluding Motorola's automotive electronics business, the return on sales amounts to 10.4%. The **net income attributable to the shareholders of the parent** was down 10.2% to EUR 658.5 million (previous year: EUR 733.0 million), with earnings per share at EUR 4.51 (previous year: EUR 5.04).

The increased raw material prices reduced EBIT in the first nine months by approximately EUR 232 million compared with the prices for the first nine months of 2005.

In view of numerous one-time effects and changes in the scope of consolidation, Continental CFO Dr. Alan Hippe referred to adjusted figures in his assessment of the operational development: "Changes in consolidation and one-time effects increased the results for the first three quarters of 2005 on the whole by EUR 61.7 million, compared with negative effects amounting to EUR 67.1 million in the first nine months of this year. Adjusted for these effects, we achieved an EBIT of EUR 1,074.3 million for the first nine months of 2005, and an EBIT of EUR 1,183.2 million for the first nine months of this year. So, taking these figures into account, in the first three quarters of this year we outperformed the same period of 2005 by EUR 108.9 million. If we just look at the third quarter of 2005, we had positive effects totaling EUR 36.1 million resulting from changes in consolidation and one-time effects. In contrast, we had negative effects of EUR 16.2 million in the third quarter of this year. Adjusted for these effects, there was an EBIT of EUR 414.2 million in the third quarter of 2005, and EUR 410.3 million in the third quarter of 2006."

.../3

At EUR 1,580.8 million, **net indebtedness** was EUR 1,087.6 million higher than at year-end 2005 and EUR 449.7 million higher than at September 30, 2005, resulting in a **gearing ratio** of 36.6% compared with the same period of 2005 (31.5%). Factors included the payment of EUR 689.4 million for the acquisition of Motorola's automotive electronics business (before acquisition of the operations in China) as well as the contributions of EUR 300.0 million to the Continental Pension Trust (CTA) for the funding of post-employment obligations in Germany.

Compared with September 30, 2005, **research and development expense** was up 14.1% to EUR 502.5 million (previous year: EUR 440.4 million), representing 4.6% of sales (previous year: 4.3%). In the first nine months of 2006, EUR 530.1 million (previous year: EUR 584.1 million) was invested in property, plant, equipment and software, corresponding to a **capital expenditure ratio** of 4.8% (previous year: 5.7%). At the end of the third quarter of 2006, Continental's employees numbered 84,561, an increase of 4,712 compared with the end of 2005.

The **Automotive Systems division** increased its sales in the first nine months of 2006 to EUR 4,401.3 million, up 12.3% compared with the same period of 2005 (EUR 3,919.5 million). Before changes in the scope of consolidation and exchange rate effects, sales increased by 5.3%. The division boosted its EBIT to EUR 474.3 million, up 6.6% from EUR 445.1 million. The return on sales went down from 11.4% to 10.8%. Before changes in the scope of consolidation and one-time effects, EBIT rose by EUR 54.4 million or 12.4%.

The **Passenger and Light Truck Tires division** increased its sales in the first nine months of 2006 to EUR 3,392.8 million, up 5.5% compared with the same period last year (EUR 3,215.6 million). Before exchange rate effects, sales rose by 4.6%. Sales to the NAFTA replacement market improved markedly, leading to an increased EBIT before one-time effects. One-time effects led to a 32.4% decline in EBIT to EUR 325.0 million (previous year: EUR 480.8 million) and a return on sales of 9.6% (previous year: 15.0%) for the division. Before these one-time effects, EBIT improved by EUR 8.8 million or 2.2%. This was achieved despite price increases for raw materials.

.../4

The **Commercial Vehicle Tires division** reported sales in the first nine months of 2006 of EUR 1,087.5 million, an increase of 7.8% compared with the same period of 2005 (EUR 1,008.8 million). Before changes in the scope of consolidation and exchange rate effects, sales were up 9.0%. The division reported a 23.8% decline in EBIT to EUR 86.6 million (previous year: EUR 113.7 million) – mainly due to increases in raw material prices. Before changes in the scope of consolidation and one-time effects, EBIT fell by EUR 9.6 million or 12.4%.

Sales by the **ContiTech division** decreased in the first nine months of 2006 to EUR 2,163.7 million, down 0.7% compared with the same period last year (EUR 2,178.9 million). Before changes in the scope of consolidation and exchange rate effects – mainly from sales of the disposed Stankiewicz business unit for the second and third quarters of 2005 of EUR 132.0 million – sales rose by 6.7%. ContiTech increased EBIT by 103.4% to EUR 248.4 million (previous year: EUR 122.1 million), and its return on sales to 11.5% (previous year: 5.6%). Before changes in the scope of consolidation and one-time effects, EBIT was up by EUR 47.8 million or 24.9%.

The Continental Corporation is a leading automotive supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2005 the corporation realized sales of EUR 13.8 billion. It currently has a worldwide workforce of around 85,000 employees.

Dr. Heimo Prokop
Director Corporate Communications
Continental AG
Vahrenwalder Straße 9
30165 Hanover/Germany
Phone: +49 511 938-1485
Fax: +49 511 938-1055
Email: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Straße 9
30165 Hanover/Germany
Phone: +49 511 938-1278
Fax: +49 511 938-1055
Email: prkonzern@conti.de

Corporate Image and Video Library: www.conti-online.com

Exemption No
82-1357

Q3

Interim Report as of September 30, 2006

Continental

Consolidated Income Statements

in € millions	January 1 to September 30 2006	2005	Third Quarter 2006	2005
Sales	**10,945.3**	**10,240.9**	**3,714.4**	**3,433.2**
Cost of sales	-8,285.5	-7,729.0	-2,821.0	-2,539.9
Gross margin on sales	**2,659.8**	**2,511.9**	**893.4**	**893.3**
Research and development expenses	-502.5	-440.4	-185.8	-149.4
Selling and logistics expenses	-633.8	-619.1	-211.6	-209.7
Administrative expenses	-336.6	-327.9	-112.3	-106.3
Other income and expenses	-85.9	2.9	9.2	18.8
At-equity share in earnings of associates	11.5	6.2	3.2	2.5
Other income from investments	3.6	2.4	-2.0	1.1
Earnings before interest and taxes	**1,116.1**	**1,136.0**	**394.1**	**450.3**
Interest income	24.1	23.0	8.8	14.1
Interest expense	-100.5	-103.5	-31.1	-41.4
Net interest expense	**-76.4**	**-80.5**	**-22.3**	**-27.3**
Earnings before income taxes	**1,039.7**	**1,055.5**	**371.8**	**423.0**
Income tax expense	-361.8	-304.7	-131.0	-95.0
Net income	**677.9**	**750.8**	**240.8**	**328.0**
Minority interests	-19.4	-17.8	-5.9	-6.0
Net income attributable to the shareholders of the parent	**658.5**	**733.0**	**234.9**	**322.0**
Earnings per share in €	**4.51**	**5.04**	**1.60**	**2.21**
Diluted earnings per share in €	**4.29**	**4.81**	**1.52**	**2.11**

Sales/EBIT

in € millions	January 1 to September 30 2006	2005	Third Quarter 2006	2005
Automotive Systems				
Sales	4,401.3	3,919.5	1,547.4	1,263.2
EBIT	474.3	445.1	157.5	167.8
as % of sales	10.8	11.4	10.2	13.3
Passenger and Light Truck Tires				
Sales	3,392.8	3,215.6	1,149.4	1,134.4
EBIT	325.0	480.8	113.1	233.3
as % of sales	9.6	15.0	9.8	20.6
Commercial Vehicle Tires				
Sales	1,087.5	1,008.8	367.8	357.7
EBIT	86.6	113.7	42.4	62.6
as % of sales	8.0	11.3	11.5	17.5
ContiTech				
Sales	2,163.7	2,178.9	688.4	709.7
EBIT	248.4	122.1	73.1	-7.9
as % of sales	11.5	5.6	10.6	-1.1
Other				
Sales	-100.0	-81.9	-38.6	-31.8
EBIT	-18.2	-25.7	8.0	-5.5
Corporation				
Sales	10,945.3	10,240.9	3,714.4	3,433.2
EBIT	1,116.1	1,136.0	394.1	450.3
as % of sales	10.2	11.1	10.6	13.1

Interim Report as of September 30, 2006

Highlights

On July 2, 2006, we took over the automotive electronics business of Motorola, Inc., and welcomed the new employees to the Continental Corporation.

A number of one-time effects should be taken into account when comparing the first nine months of 2006 with the same period of 2005. In addition to the changes in the scope of consolidation through new companies – in particular the Motorola automotive electronics business – and disposals, these also include restructuring expenses. On the other hand, the prior year had significant non-recurring gains from the amendment of post-employment benefits in the U.S.A. Adjusted for these effects, sales and EBIT were once again higher than for the same period last year.

No Involvement by Private Equity Investor at Continental

On September 19, Continental AG announced that a private equity investor had contacted the Company in order to assess the potential submission of a public takeover bid. This review, which was only at an early stage, was however terminated by mutual agreement.

Continental's Share Price Performance

On the whole, share performance was positive during the third quarter. After the share price initially continued to fall, hitting the lowest price of the year on July 18 at €71.57, it improved considerably throughout the remainder of the quarter. The share price hit €91.44 on September 29, closing off on recent developments such as a significant drop in market prices for natural rubber and the proposal by the U.S. traffic safety authority requiring mandatory installation of ESC to all new vehicles in the U.S.A., in addition, of course, to the good earnings of the first six months. Altogether, the price rose 14.4% in the third quarter, while the DAX and the Dow Jones Automobiles & Parts Europe increased by 5.6% and 8.3% respectively. Since the beginning of the year, the overall performance has been positive, with the share price rising by approximately 22%. In comparison, the DAX and the Dow Jones Automobiles & Parts Europe were up 11% and 12.4% respectively.

With 146.5 million shares, the market capitalization totaled €13.4 billion on September 29, up 34% on the previous year. The average daily trading volume for the period from January to September was 1.1 million shares, 12.7% higher than for the same period in 2005.

Share Price Performance


130
120
110
100
90
January 2, 2006
September 29, 2006
Continental
DAX
Dow Jones Automobiles & Parts Europe

Workforce Increases

At the end of the third quarter of 2006, Continental's employees numbered 84,561, an increase of 4,712 compared with the end of 2005, primarily from the first-time inclusion of Motorola's automotive electronics business. In the Passenger and Light Truck Tires, Commercial Vehicle Tires and ContiTech divisions, the number of employees declined.

Valuation Principles

This Interim Report, as presented, has been prepared in accordance with International Financial Reporting Standards (IFRS). These accounting principles are disclosed in detail in the Annual Report 2005. As the consolidated financial statements were prepared under IFRS for the first time as of December 31, 2005, in accordance with the EU Regulation and in conjunction with section 315a *HGB*, there were changes for the entire fiscal year 2005 that affect the interim reports published in 2005. These changes affected primarily the presentation of certain minority interests as well as the final classification and measurement of individual items such as development expenses. The comparative amounts for the prior period have been adjusted and classified accordingly.

Continental Corporation
Sales Up 6.9%;
Adjusted Sales Growth of 5.6%;
EBIT Down 1.8%;
Adjusted EBIT Up 10.1%

Consolidated sales for the first nine months of 2006 rose by 6.9% compared with the same period of the previous year to €10,945.3 million (previous year: €10,240.9 million). Roulunds contributed €29.8 million to sales (starting May 2006), and Motorola's automotive electronics business €262.1 million (starting July 2006). This was partly offset by the loss of sales following the disposal of the Sealing Systems and Stankiewicz units, and the North American off-the-road (OTR) tire operations. Before changes in the scope of consolidation and exchange rate effects, consolidated sales increased by 5.6%.

The average market price for natural rubber rose considerably from the beginning of the year until mid-third quarter, at which time the market situation eased, leading to a substantial drop in the price. Nevertheless, the price of natural rubber in the third quarter of 2006 was 40% higher than in the same period of 2005. The increased raw material prices reduced EBIT in the first nine months by approximately €208 million compared with the average prices for 2005 as a whole and by about €232 million compared with the prices for the first nine months of 2005.

EBIT fell by 1.8% to €1,116.1 million (previous year: €1,136.0 million), and the return on sales to 10.2% (previous year: 11.1%). Roulunds contributed €1.9 million to EBIT and Motorola's automotive electronics business €2.6 million. Before changes in the scope of consolidation and one-time effects, EBIT rose by €108.9 million or 10.1%. Excluding Motorola's automotive electronics business, the return on sales amounts to 10.4%.

In 2005, the defined benefit pension plans for U.S. employees were frozen and converted to defined contribution plans. This led to a one-time reversal of previously recognized provisions amounting to €27.5 million, largely due to the fact that future salary increases were no longer reflected. The further reversal of other post-employment obligations in the U.S.A in 2005 resulted in a gain of €100.7 million.

The restructuring measures at the tire plant in Charlotte, U.S.A., resulted in expenses amounting to €52.6 million for the first nine months of 2006. Further restructuring measures at Continental Tire North America were announced to shut-down the Mayfield plant – which only made semi-finished parts for the tire production – for early 2007. This led to expenses in the amount of €28.1 million during the period under review.

On July 31, 2006, we sold our North American OTR tire operations to the Titan Tire Corporation, a leading supplier in the OTR tire business. The disposal gave rise to a gain of €19.3 million.

We are planning to transfer production capacity from the plant in Ebbw Vale, UK, to the plant in Zvolen, Slovakia, in order to improve the cost structure in the Foundation Brakes unit of the Automotive Systems division. This led to restructuring expenses in the amount of €20.3 million.

The first-time consolidation of Roulunds Rubber A/S led to an excess interest in the net assets of €12.9 million, which was shown as a gain as part of EBIT. Restructuring expenses may be incurred in this connection in the future.

The nine months ended September 30, 2005 included the net loss of €24.9 million on the disposal of the Sealing Systems business unit as well as restructuring expenses totaling €45.6 million – primarily for Phoenix and Sealing Systems.

At €76.4 million, **interest expense** fell by €4.1 million in the first nine months of 2006 mainly from the lower indebtedness in the first six months. The contributions of €300.0 million to the Continental Pension Trust (CTA) for the funding of post-employment obligations in Germany and the financing for the acquisition of Motorola's automotive electronics business, on the other hand, increased net interest expense in the third quarter.

The **net income attributable to the shareholders of the parent** decreased 10.2% to €658.5 million (previous year: €733.0 million), with earnings per share lower at €4.51 (previous year: €5.04).

Free cash flow was negative €1,010.8 million (previous year: positive €15.9 million) for the first nine months of 2006 due primarily to the payment of €689.4 million for the acquisition of Motorola's automotive electronics business (before acquisition of the operations in China), the €300.0 million contribution to the CTA, and the seasonally higher average level of working capital compared with year-end 2005. Proceeds from the sale of the American OTR operations amounted to €33.3 million.

At €1,580.8 million, **net indebtedness** was €1,087.6 million higher than at year-end 2005 and €449.7 million higher than at September 30, 2005, resulting in a **gearing ratio** of 36.6% compared with the same period of 2005 (31.5%).

Compared with September 30, 2005, **research and development expense** was up 14.1% to €502.5 million (previous year: €440.4 million), representing 4.6% of sales (previous year: 4.3%).

In the first nine months of 2006, €530.1 million (previous year: €584.1 million) was invested in property, plant, equipment and software, corresponding to a **capital expenditure ratio** of 4.8% (previous year: 5.7%). Automotive Systems invested mainly in new technologies for electronic brake and safety systems, as well as in expanding manufacturing capacity at its low-cost locations. The Tire divisions focused investments on the new plant in Brazil, while continuing to expand capacity at their low-cost locations, including increased production capacity for high-performance tires in the Passenger and Light Truck Tires division, and greater production volumes in Malaysia in the Commercial Vehicle Tires division. ContiTech increased production capacities in Romania, China and Mexico, and invested in rationalization measures in Germany.

Automotive Systems
Sales Up 12.3%;
Adjusted Sales Growth of 5.3%;
EBIT Improves 6.6%;
Adjusted EBIT Up 12.4%

The Automotive Systems division increased its sales in the first nine months of 2006 to €4,401.3 million, up 12.3% compared with the same period of 2005 (€3,919.5 million). Motorola's automotive electronics business contributed €262.1 million to sales (starting July 2006). Before changes in the scope of consolidation and exchange rate effects, sales increased by 5.3%.

A large proportion of sales growth was attributable to the Electronic Brake and Safety Systems, Hydraulic Brake Systems, and Chassis & Powertrain business units.

Automotive Systems increased its EBIT to €474.3 million, up 6.6% from €445.1 million. The return on sales went down from 11.4% to 10.8%. Motorola's automotive electronics business contributed €2.6 million to EBIT (starting July 2006). Before changes in the scope of consolidation and one-time effects, EBIT rose by €54.4 million or 12.4%.

The freezing of defined benefit pension plans in the U.S.A. in 2005 resulted in a one-time reversal of previously recognized provisions amounting to €7.5 million.

The planned transfer of production capacity from the plant in Ebbw Vale, UK, to the plant in Zvolen, Slovakia, led to restructuring expenses in the amount of €20.3 million.


SEC MAIL PROCESSING
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Passenger and Light Truck Tires
Sales Up 5.5%;
Adjusted Sales Growth of 4.6%;
EBIT Down 32.4%;
Adjusted EBIT Up 2.2%

The Passenger and Light Truck Tires division increased its sales in the first nine months of 2006 to €3,392.8 million, up 5.5% compared with the same period last year (€3,215.6 million). Before exchange rate effects, sales rose by 4.6%.

Volumes to the replacement markets in Europe and the global automotive industry were at the level of the first nine months of 2005. Replacement sales in the NAFTA region fell below the previous year's figure. The product mix continued to improve.

The increased raw material prices impacted the results for the first nine months of 2006 by approximately €119 million compared with the average prices for 2005 as a whole, and by about €135 million compared with the prices for the first nine months of 2005.

Although the number of tires sold to the NAFTA replacement market was down, sales still improved markedly, leading to an increased EBIT before one-time effects.

One-time effects led to a 32.4% decline in EBIT to €325.0 million (previous year: €480.8 million) and a return on sales of 9.6% (previous year: 15.0%) for the Passenger and Light Truck Tires division. Before these one-time effects, EBIT improved by €8.8 million or 2.2%. This was achieved despite the price increases for raw materials.

The freezing of defined benefit pension plans in the U.S.A. in 2005 resulted in a one-time reversal of previously recognized provisions amounting to €14.6 million. The further reversal of other post-employment obligations in the U.S.A in the same year improved EBIT by €73.3 million.

The restructuring measures at the tire plant in Charlotte, U.S.A., resulted in expenses amounting to €52.6 million for the first nine months of 2006. Expenses for the closure of the Mayfield plant announced for early 2007 impacted the result by €28.1 million.

Commercial Vehicle Tires
Sales Up 7.8%;
Adjusted Sales Growth of 9.0%;
EBIT Down 23.8%;
Adjusted EBIT Down 12.4%

The Commercial Vehicle Tires division reported sales in the first nine months of 2006 of €1,087.5 million, an increase of 7.8% compared with the same period of 2005 (€1,008.8 million). Before changes in the scope of consolidation and exchange rate effects, sales were up 9.0%.

We increased volumes by a total of 5% in Europe, with the number of tires sold both to vehicle manufacturers and to the replacement market exceeding the previous year's figures. On balance, we matched our performance in the NAFTA region for the same period of 2005, recording a significantly higher volume for the original equipment business and a volume short of the previous year's figure for the replacement business.

Increased raw material prices impacted the result for the first three quarters of 2006 by approximately €58 million compared with the average prices for 2005 as a whole, and by about €66 million compared with the prices for the first nine months of 2005.

The Commercial Vehicle Tires division reported a 23.8% decline in EBIT to €86.6 million (previous year: €113.7 million) – mainly due to increases in raw material prices. The return on sales went down from 11.3% to 8.0%. Before changes in the scope of consolidation and one-time effects, EBIT fell by €9.6 million or 12.4%.

The freezing of the defined benefit pension plans in the U.S.A. in 2005 resulted in a one-time reversal of previously recognized provisions amounting to €5.4 million. The further release of liabilities for other post-employment benefits in the U.S.A in the same year positively affected EBIT by €27.4 million.

The disposal of the North American OTR operations on July 31, 2006 led to a gain of €19.3 million.

ContiTech
Sales Down 0.7%;
Adjusted Sales Growth of 6.7%;
EBIT Improves 103.4%;
Adjusted EBIT Up 24.9%

Sales by the ContiTech division decreased in the first nine months of 2006 to €2,163.7 million, down 0.7% compared with the same period last year (€2,178.9 million). Before changes in the scope of consolidation and exchange rate effects – mainly from sales of the disposed Stankiewicz business unit for the second and third quarters of 2005 of €132.0 million – sales rose by 6.7%.

With the exception of the Benecke-Kaliko business unit, all units recorded increases in sales compared to the previous year, with the Power Transmission Group, Air Spring Systems and Conveyor Belt Group achieving the most substantial gains.

ContiTech raised EBIT by 103.4% to €248.4 million (previous year: €122.1 million), and its return on sales to 11.5% (previous year: 5.6%). Before changes in the scope of consolidation and one-time effects, EBIT rose by €47.8 million or 24.9%.

The first-time consolidation of Roulunds Rubber A/S led to an excess interest in the net assets in the amount of €12.9 million, which was shown as a gain as part of EBIT. Restructuring expenses may be incurred in this connection in the future.

Last year's results included the net loss of €24.9 million on the disposal of the Sealing Systems business unit as well as restructuring expenses totaling €45.6 million – primarily for Phoenix and Sealing Systems.

Outlook

We are staying with our overall forecast and expect to improve consolidated sales and EBIT for 2006 as a whole.

We also continue to expect to be able to compensate the increased raw material prices in 2006 with mix improvements and rationalization measures.

For 2006 as a whole, we expect a capital expenditure ratio of approximately 6%.

For the fourth quarter of 2006 we foresee further restructuring expenses for our North American company Continental Tire North America (CTNA). In connection with the restructuring measures and the related amendment of post-employment benefits for active employees during the first nine months of 2006, we are also planning to reduce the benefits for retirees. As a result, we are anticipating positive effects, in excess of €75 million, on EBIT in the fourth quarter of 2006.

Consolidated Balance Sheets

Assets in € millions	Sept. 30, 2006	*Dec. 31, 2005*	Sept. 30, 2005
Goodwill	1,730.0	*1,423.8*	1,447.8
Other intangible assets	213.6	*122.9*	126.9
Property, plant, and equipment	3,470.3	*3,267.8*	3,320.9
Investments in associates	121.1	*122.7*	114.3
Other investments	15.7	*9.3*	9.9
Deferred tax assets	75.8	*98.6*	165.0
Deferred pension charges	43.0	*85.1*	32.9
Long-term derivative instruments	15.7	*10.2*	7.9
Other long-term financial assets	43.5	*51.1*	62.3
Other assets	6.2	*2.3*	4.3
Non-current assets	**5,734.9**	***5,193.8***	**5,292.2**
Inventories	1,724.7	*1,418.6*	1,508.8
Trade accounts receivable	2,811.3	*2,114.6*	2,537.8
Other short-term financial assets	73.8	*51.6*	58.7
Other assets	354.7	*269.8*	384.4
Income tax receivable	18.1	*30.2*	36.0
Short-term derivative instruments and interest bearing advances	66.2	*62.4*	67.6
Cash and cash equivalents	587.1	*1,273.8*	862.2
Assets held for sale	4.9	*132.9*	—
Current assets	**5,640.8**	***5,353.9***	**5,455.5**
Total assets	**11,375.7**	***10,547.7***	**10,747.7**

Total equity and liabilities in € millions	Sept. 30, 2006	*Dec. 31, 2005*	Sept. 30, 2005
Common stock	375.0	*373.4*	373.3
Capital reserves	1,336.8	*1,307.8*	1,304.4
Retained earnings	2,563.4	*2,049.7*	1,853.1
Other reserves	−191.9	*−156.7*	−155.5
Minority interests	236.8	*220.8*	213.1
Total equity	**4,320.1**	***3,795.0***	**3,588.4**
Provisions for pension liabilities and other post-employment benefits	984.3	*1,298.0*	1,315.3
Deferred tax liabilities	240.6	*159.5*	159.1
Long-term provisions for other risks	333.7	*354.0*	357.4
Long-term portion of indebtedness	1,149.8	*942.3*	938.7
Other liabilities	27.3	*34.9*	29.1
Non-current liabilities	**2,735.7**	***2,788.7***	**2,799.6**
Trade accounts payable	1,347.2	*1,322.1*	1,158.8
Income tax payable	272.3	*340.8*	378.9
Short-term provisions for other risks	471.0	*462.3*	513.0
Indebtedness	1,100.0	*897.3*	1,130.1
Other short-term financial liabilities	639.0	*482.9*	523.1
Other liabilities	490.4	*416.5*	655.8
Liabilities related to assets held for sale	0.0	*42.1*	—
Current liabilities	**4,319.9**	***3,964.0***	**4,359.7**
Total equity and liabilities	**11,375.7**	***10,547.7***	**10,747.7**
Gearing ratio in %	**36.6**	***13.0***	**31.5**

Consolidated Cash Flow Statements

	January 1 to September 30		Third Quarter	
in € millions	**2006**	**2005**	**2006**	**2005**
EBIT	1,116.1	1,136.0	394.1	450.3
Interest paid	-65.7	-74.0	-33.3	-32.5
Interest received	24.1	23.0	9.2	14.2
Income tax paid	-315.3	-272.5	-129.1	-132.9
Dividends received	14.2	4.2	6.6	1.2
Depreciation and amortization	489.3	469.9	178.3	161.4
Change in pension and post-employment provisions	-289.5	-86.6	16.5	-101.4
Income/expense with no effect on cash	-53.9	12.3	-24.6	21.3
Changes in working capital	-925.1	-762.8	-304.8	-185.4
Changes in other assets and liabilities	129.9	161.8	46.9	149.0
Cash flow provided by operating activities	**124.1**	**611.3**	**159.8**	**345.2**
Proceeds on disposal of property, plant, equipment and intangible assets	26.5	11.6	5.6	4.8
Settlement paid on disposal of subsidiaries	–	-11.7	–	-11.7
Capital expenditure on property, plant, equipment and software	-530.1	-584.1	-168.0	-237.7
Capital expenditure on intangible assets from development projects	–	-0.7	–	-0.5
Acquisition of subsidiaries and other financial investments	-705.2	-27.7	-689.7	-18.9
Proceeds on disposal of subsidiaries and other business units	67.5	–	32.9	–
Short-term interest bearing advances	6.4	17.2	0.0	0.0
Cash flow used for investing activities	**-1,134.9**	**-595.4**	**-819.2**	**-264.0**
Cash flow before financing activities	**-1,010.8**	**15.9**	**-659.4**	**81.2**
Change in indebtedness	453.2	-173.6	-258.0	46.1
Proceeds from the issuance of shares	1.8	4.3	1.7	2.6
Non-cash proceeds from the issuance of shares	22.1	–	17.5	–
Dividends paid	-145.9	-116.3	–	–
Dividends paid to minority interests	-6.1	-5.4	-2.4	-0.9
Cash flow provided by / used for financing activities	**325.1**	**-291.0**	**-241.2**	**47.8**
Change in cash and cash equivalents	**-685.7**	**-275.1**	**-900.6**	**129.0**
Cash and cash equivalents at the beginning of the reporting period	1,273.8	1,114.6	1,481.0	729.7
Cash and cash equivalents acquired with/surrendered with the sale of subsidiaries	8.7	0.2	0.0	0.2
Effect of exchange rate changes on cash and cash equivalents	-9.7	22.5	6.7	3.3
Cash and cash equivalents at the end of the reporting period	**587.1**	**862.2**	**587.1**	**862.2**

Reconciliation of Free Cash Flow to the Change in Net Indebtedness

	January 1 to September 30		Third Quarter	
in € millions	**2006**	**2005**	**2006**	**2005**
Cash flow before financing activities (free cash flow)	**-1,010.8**	**15.9**	**-659.4**	**81.2**
Dividends paid	-145.9	-116.3	–	–
Dividends paid to minority interests	-6.1	-5.4	-2.4	-0.9
Change in equity	1.8	4.3	1.7	2.6
Non-cash changes	-1.5	-77.3	20.0	-7.9
Other	39.7	-7.5	0.0	-7.5
Foreign exchange effects	35.2	-63.7	1.5	-1.2
Change in net indebtedness	**-1,087.6**	**-250.0**	**-638.6**	**66.3**

Consolidated Statements of Changes in Total Equity

in € millions	Number of shares (thousands)	Common stock	Capital reserves	Retained earnings	Other reserves: Adjustment for successive share purchases	Other reserves: Difference from currency translation	Other reserves: Difference from financial instruments[2]	Subtotal	Minority interests	Total
As of Jan. 1, 2005	**145,416**	**372.3**	**1,297.4**	**1,236.4**	**–**	**–199.2**	**–0.7**	**2,706.2**	**231.0**	**2,937.2**
Net income				733.0				733.0	17.8	750.8
Comprehensive income						66.9	–0.1	66.8	–25.0	41.8
Net profit for the period				**733.0**		**66.9**	**–0.1**	**799.8**	**–7.2**	**792.6**
Dividends paid				–116.3				–116.3	–5.4	–121.7
Issuance of shares[1]	388	1.0	7.0					8.0		8.0
Successive acquisition of shares					–22.4			–22.4	–5.3	–27.7
As of Sept. 30, 2005	**145,804**	**373.3**	**1,304.4**	**1,853.1**	**–22.4**	**–132.3**	**–0.8**	**3,375.3**	**213.1**	**3,588.4**
As of Jan. 1, 2006	**145,865**	**373.4**	**1,307.8**	**2,049.7**	**–24.8**	**–131.6**	**–0.3**	**3,574.2**	**220.8**	**3,795.0**
Net income				658.5				658.5	19.4	677.9
Comprehensive income						–34.5	–0.7	–35.2	–4.7	–39.9
Net profit for the period				**658.5**		**–34.5**	**–0.7**	**623.3**	**14.7**	**638.0**
Dividends paid				–145.9				–145.9	–6.1	–152.0
Issuance of shares[1]	638	1.6	29.0	1.1				31.7	0.0	31.7
Change in minority interests from consolidation changes or capital increases									7.4	7.4
As of Sept. 30, 2006	**146,503**	**375.0**	**1,336.8**	**2,563.4**	**–24.8**	**–166.1**	**–1.0**	**4,083.3**	**236.8**	**4,320.1**

[1] Includes the expenditure and exercise of rights derived from stock option plans and convertible bonds.

[2] Net of tax.

Additional Information

Consolidated net pension expenses can be summarized as follows:

in € millions	January 1 to September 30, 2006					January 1 to September 30, 2005				
	Germany	U.S.A.	UK	Others	Total	Germany	U.S.A.	UK	Others	Total
Current service costs	21.2	7.6	3.6	2.5	34.9	16.3	11.9	2.6	1.8	32.6
Interest cost on defined benefit obligation	44.8	28.6	5.9	2.7	82.0	51.1	28.0	5.2	2.6	86.9
Expected return on plan assets	–17.7	–39.5	–7.3	–1.1	–65.6	–14.0	–35.7	–5.8	–0.8	–56.3
Loss/gain on curtailments	–	38.3	–	–	38.3	–	–27.5	–	–	–27.5
Amortization of actuarial gains and losses as well as other costs	4.0	1.5	–0.2	0.3	5.6	0.0	1.2	–	–	1.2
Net periodic pension cost	**52.3**	**36.5**	**2.0**	**4.4**	**95.2**	**53.4**	**–22.1**	**2.0**	**3.6**	**36.9**

Consolidated retirement healthcare and life insurance expenses in the U.S.A. can be summarized as follows:

in € millions	January 1 to September 30, 2006	January 1 to September 30, 2005
Current service costs	3.0	4.4
Interest cost on defined benefit obligation	12.9	20.5
Amortization of actuarial gains and losses as well as other costs	–1.3	1.7
Lost/gain on curtailments	1.4	–100.7
Net cost of other post-employment benefits	**16.0**	**–74.1**

Cash Changes in Post-Employment Obligations

As of June 30, 2006, Continental entered into a Contractual Trust Arrangement (CTA) in Germany, under which €300.0 million in assets have been transferred to a trustee, solely for servicing employee pension obligations.

Pension funds also exist for pension obligations in other countries, particularly in the U.S.A. and UK. The companies of the Continental Corporation contributed €5.1 million (previous year: €4.9 million) into these pension funds for the period of January 1 to September 30, 2006. No funds exist, however, for other post-employment benefits.

Payments for benefit obligations totaled €77.7 million (previous year: €70.0 million) for the period of January 1 to September 30, 2006. Payments for other post-employment benefits totaled €22.3 million (previous year: €17.8 million) for the same period.

Impact on Interim Reports

Although certain elements of the Corporation's business are seasonal, the overall comparability of the interim consolidated financial statements is not compromised. All significant effects in the current period are shown in the financial summaries or in the accompanying explanations. There have been no other major changes in estimates or contingencies between the Annual Report 2005 and comparative interim periods that have led to material adjustments in the current interim period.

Companies Consolidated

In addition to the parent company, the consolidated financial statements include 276 domestic and foreign companies in which Continental Aktiengesellschaft holds a direct or indirect interest of at least 20% of the voting rights. Of these, 242 are fully consolidated and 34 are carried at equity.

Since December 31, 2005, the total number of consolidated companies has increased by twelve. Seven were acquired, seven newly founded, and nine that had previ-

ously been inactive were fully consolidated for the first time with the startup of operating activities. Eight companies were sold, one was liquidated and two companies were merged. In relation to September 30, 2005, the scope of consolidated companies increased by seven. The principal additions to the companies consolidated related to the acquisition of Roulunds Rubber A/S and subsidiaries, and of Motorola's automotive electronics business. Major disposals included the Sealing Systems and Stankiewicz business units of the ContiTech division.

Acquisition of the Automotive Electronics Business of Motorola, Inc.

On July 2, 2006, the global automotive electronics business of Motorola, Inc. was acquired through an asset deal. Since the acquisition of the related Chinese operations had not yet been completed, the purchase price was €689.4 million. The acquired assets and liabilities were recognized at their estimated fair values. For property, plant, and equipment as well as intangible assets, the fair value was assessed by independent appraisers. Based upon this purchase price allocation, there was goodwill of €320.1 million.

The final purchase price allocation will change after the acquisition of the Chinese operations. If this transaction had already been concluded on January 1, 2006, consolidated sales for the first half of the year would have probably increased by €638.6 million, consolidated EBIT by €38.2 million and earnings per share by €0.26.

in € millions	Carrying amount immediately before acquisition	Fair value at date of initial consolidation
Current assets	227.5	221.7
Non-current assets	199.5	327.6
thereof intangible assets	0.9	104.2
Short-term liabilities	175.4	175.4
Long-term liabilities	4.6	4.6
Purchased net assets	**247.0**	**369.3**
Purchase price		**689.4**
Goodwill		**320.1**

Capital Expenditure on Property, Plant, Equipment and Software

	January 1 to September 30		Third Quarter	
in € millions	**2006**	**2005**	**2006**	**2005**
Automotive Systems	**198.4**	**219.5**	**74.2**	**84.6**
as % of sales	4.5	5.6	4.8	6.7
Passenger and Light Truck Tires	**177.6**	**203.5**	**46.5**	**90.9**
as % of sales	5.2	6.3	4.0	8.0
Commercial Vehicle Tires	**75.0**	**91.0**	**20.1**	**38.3**
as % of sales	6.9	9.0	5.5	10.7
ContiTech	**77.3**	**68.0**	**26.6**	**24.6**
as % of sales	3.6	3.1	3.9	3.5
Other	**1.8**	**2.1**	**0.6**	**-0.7**
Corporation	**530.1**	**584.1**	**168.0**	**237.7**
as % of sales	4.8	5.7	4.5	6.9

Financial Calendar

2006	
Financials press conference	February 23
Analyst conference	February 23
Interim report as of March 31, 2006	May 4
Annual Shareholders' Meeting	May 5
Interim report as of June 30, 2006	August 3
Interim report as of September 30, 2006	November 1

2007	
Financials press conference	February 22
Analyst conference	February 22
Annual Shareholders' Meeting	April 24

Continental Aktiengesellschaft, P.O.Box 169, 30001 Hanover, Germany
Vahrenwalder Straße 9, 30165 Hanover, Germany
Phone +49 511 938-01, Fax +49 511 938-81770, mailservice@conti.de, www.conti-online.com

Continental AG is an Official Sponsor of UEFA EURO 2008™.



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